Exhibit E

“DECENIO DE LA IGUALDAD DE OPORTUNIDADES PARA MUJERES Y HOMBRES”

Lima, January 07, 2022

OFICIO Nº 0001-2022-EF/42.01

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

In my capacity as General Counsel of the Ministry of Economy and Finance of the Republic of Peru (the “Republic” or “Peru”) and in connection with the Registration Statement under Schedule B of the United States Securities Act of 1933, as amended (the “Securities Act”) filed with the U.S. Securities and Exchange Commission (the “Registration Statement”) on the date hereof, pursuant to which the Republic proposes to issue and sell from time to time up to U.S.$11,625,734,446 of its debt securities (the “Debt Securities”), warrants to purchase Debt Securities (the “Warrants”), or units (the “Units”), I have reviewed the following documents:

(i)	the Registration Statement;

(ii)

an executed copy of the Indenture, dated August 25, 2015, among the Republic, The Bank of New York Mellon, as Trustee (the “Trustee”), and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent (the “Indenture”);

(iii)	the form of the Debt Securities included as an exhibit to the Indenture;

(iv)	the form of the Underwriting Agreement included as exhibit A of the Registration Statement under Schedule B (File No. 333-205678);

(v)	all relevant provisions of the Constitution of the Republic and all relevant laws and orders of Peru including but not limited to the following:

1.	the Political Constitution of the Republic of Peru of 1993, in particular Article 75; and

2.	Law No. 31367, Law of Public Sector Indebtedness for the Fiscal Year 2022;

“DECENIO DE LA IGUALDAD DE OPORTUNIDADES PARA MUJERES Y HOMBRES”

“AÑO DE LA UNIVERSALIZACIÓN DE LA SALUD”

(vi)	all such other documents, instruments and rules as I have deemed to be necessary as a basis for the opinion hereinafter expressed.

It is my opinion that under and with respect to the current laws of Peru as of the date of this opinion, the Debt Securities, the Warrants and the Units, when executed and delivered by Peru and authenticated pursuant to the Indenture, the warrant agreements or the unit agreements, as the case may be, and delivered to and paid for by the purchasers as contemplated by the Registration Statement, such Debt Securities, such Warrants and such Units will constitute valid and legally binding obligations of Peru, in accordance with their own terms.

I hereby consent to the filing of this opinion with the Registration Statement and the use of the name of the General Counsel of the Ministry of Economy and Finance of Peru, under the caption “Validity of the Securities” in the prospectus constituting a part of the Registration Statement and in any prospectus supplement relating thereto. In giving such consent, I do not thereby admit that I am an expert with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the Securities Act, or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,

Digitally signed

JUAN CARLOS MELGAREJO CASTILLO

General Counsel of the Ministry of Economy

and Finance of Perú

“DECENIO DE LA IGUALDAD DE OPORTUNIDADES PARA MUJERES Y HOMBRES”

“AÑO DE LA UNIVERSALIZACIÓN DE LA SALUD”

1.

POLITICAL CONSTITUTION OF PERU

(…)

TITLE III

ECONOMIC REGIME

CHAPTER I

GENERAL PRINCIPLES

Article 58: Private initiate is free. It is exercised within a market economy. Under this regime, the State guides the development of the country, and acts mainly in the areas for the promotion of employment, health, education, security, public services and infrastructure.

Article 59: The State encourages the creation of wealth and guarantees freedom of work and freedom of company, trade and industry. The exercise of these freedoms must not be damaging to morality, health or public safety. The State provides opportunities for improvement to any sectors suffering from inequality; thus, it promotes small enterprise in all its modalities.

Article 60: The State recognizes economic plurality. The national economy is sustained by the coexistence of different types of ownership and enterprise.

Only authorized by express law, the State may perform on a subsidiary basis direct or indirect business activities for reasons of great public interest or manifest national convenience. Business activity, whether public or not, receives the same legal treatment.

Article 61: The State facilitates and invigilates free competition. It combats any practice limiting this and the abuse of dominant or monopolistic positions. No law or agreement may authorize or establish monopolies.

The press, radio, television and other means of expression and social communication, and generally, companies, goods and services connected with the freedom of expression and communication may not be the object of exclusiveness, monopoly, or hoarding, whether directly or indirectly, by the State or private individuals.

Article 62: Freedom to contract guarantees that the parties may enter into valid agreements according to the regulations in force at the time of the contract. Contractual terms may not be altered by laws or other provisions of any kind. Disputes arising from the contractual relationships may only be resolved by arbitration or in the courts, under the protection mechanisms set forth in the contract or contemplated by law.

By contract or law, the State may establish guarantees and grant securities. These may not be legally modified without prejudice to the protection referred to in the preceding paragraph.

Article 63: National and foreign investment are subject to the same conditions. The production of goods and services and foreign trade are free. If another country or countries adopt(s) protectionist or discriminatory measures damaging to the national interest, the State may in defense thereof, adopt similar measures.

In any contract entered into by the State and public law persons with domiciled foreigners must be recorded their subjection to the laws and jurisdictional organs of the Republic and their waiver of any diplomatic claims. Contracts of a financial nature may be exempted from national jurisdiction.

The State and other public law persons may submit controversies deriving from the contractual relationship to tribunals constituted pursuant to existing treaties. They may also submit them to national or international arbitration, or as established by law.

Article 64: The State guarantees the free holding and disposal of foreign currency.

Article 65: The State defends the interest consumers and users. For such effect, it guarantees the right to information on the goods and services at its disposal in the market. It also oversees in particular the health and security of the people.

CHAPTER II

ENVIRONMENT AND NATURAL RESOURCES

Article 66: Natural resources, both renewable and non-renewable, are the property of the Nation. The State is sovereign as to their use.

The conditions for their use and granting to private individuals are determined by organic law. Any such concession grants to the holder a real right, subject to the said legal regulation.

Article 67: The State determines national environment policy. It promotes the sustainable use of its natural resources.

Article 68: The State is obligated to promote the conservation of biological diversity and the natural areas protected.

Article 69: The State promoted the sustainable development of the Amazon region with appropriate legislation.

CHAPTER III

OWNERSHIP

Article 70: The right of ownership is inviolable. The State guarantees this. It is exercised in harmony with the common good and within the limits of the law. No one may be deprived of his or her property except exclusively for reasons of national security or public need, declared by law, and after the payment in cash of fair indemnification including compensation for any possible prejudice. Action may be brought before the Judiciary in order to contest the property value set by the State in the expropriation procedure.

Article 71: With respect to property, foreigners, whether natural persons or legal entities, have the same rights as Peruvians, without in any case, being able to claim exceptions or diplomatic protection.

However, within fifty kilometers of the national boundaries, foreigners may not acquire or possess under any title whatsoever, mines, land, woods, waters, fuel or energy sources, either directly or indirectly, individually or in company, under penalty of losing, to the State, the right thus acquired. Excepted is the case of public necessity expressly declared in a supreme decree approved by the Council of Ministers pursuant to law.

Article 72: The law may, only by reasons of national security, temporally establish specific restrictions and prohibitions for the acquisition, possession, exploitation and transfer of given property.

Article 73: Property in the public domain is unalienable and imprescriptible. Property of public use may be granted to private individuals in accordance with the law for its economic use.

CHAPTER IV

TAX AND BUDGET REGIME

Article 74: Taxes are created, amended or repealed, or exemptions are established, exclusively by law or legislative decree in the event of the delegation of powers, except for tariffs and rates, which are regulated by supreme decree.

Local governments may create, amend or repeal contributions and rates, or make exemptions, within their jurisdictions with the limits established by law.

The State, when exercising its taxation powers, must respect the legal reserves principles, the principles of equality and respect for the fundamental rights of the person. No tax may have a confiscatory effect.

Emergency decrees may not contain tax matters. The laws concerning annual taxes govern as from January first of the year following their promulgation. Budget laws may not contain regulations on tax matters.

Tax regulations passed in violation of the provisions hereof shall not be of effect.

Article 75: The State only guarantees the payment of the public debt entered into by constitutional governments in accordance with the Constitution and the law.

The State’s domestic and foreign debt operations must be approved according to the law.

Municipalities may enter into credit operations charged to their own resources arid property without requiring legal authorization.

Article 76: Works and the acquisition of supplies with the use of public funds and resources must be obligatorily executed by contract and public bidding, as must also the acquisition or alienation of property.

The contracting of services and projects whose importance and worth indicated by the Budget Law shall be public contest. The law establishes the procedure, exceptions and the respective responsibilities.

Article 77: The State’s economic and financial management is governed by the budget annually approved by Congress. The structure of the public sector budget contains two sections: central government and decentralized bodies.

The budget assign public resources on a fair basis. Their programming and execution respond to the criteria of efficiency, basic social needs and decentralization.

Each respective area, pursuant to law, will receive a fair share of the income tax received through the exploitation of natural resources, as its canon.

Article 78: The President of the Republic sends to Congress the Budget Law draft within a period ending on August 30, each year.

On the same date, he also sends the debt and financial equilibrium bills.

The budget draft must be truly in balance.

Loans form the Central Reserve Bank or Banco de la Nación are not accounted as fiscal income.

Permanent expenditure may not be covered by loans.

The budget may not be approved without an entry for servicing the public debt.

Article 79: The representatives to Congress are not entitled to create or increase public expenditure, except with reference to their budget.

The Congress may not approve tributes with predetermined purposes, except at the request of the Executive Power.

In all other cases, the tax laws referring to benefits or exemptions required the prior report of the Ministry for the Economy and Finance.

Only by an express law, approved by two thirds of the members of Congress, may special taxation treatment for a given area of the country be selectable and temporarily established.

Article 80: The Minister for the Economy and Finance submits the claim to the Congress in Plenary. Each Minister shall defend the expenses for his sector. The President of the Supreme Court, the Attorney General and the President of the National Elections Board shall defend the corresponding demands of each institution.

If the original signed Budget Law is not sent to the Executive by November thirtieth, the Draft of the Executive Power will come into force, same which is promulgated by Legislative Decree.

Supplementary credits, payments and entry transfers shall be processed through Congress as determined by the Budget Law. During the recess of Parliament they will be processed by the Permanent Commission. In order to them be approved, they require the votes of three fifths of the legal number of members.

Article 81: The General Account of the Republic, accompanied by the Comptroller General’s Office Audit Report is sent by the President of the Republic to the Congress within a period terminating at the latest on November fifteenth of the year following the execution of the budget.

The General Account is examined and determined by a review commission within the ninety days following its submission. Congress shall issue its verdict within thirty days. If Congress does not issue a verdict within the period indicated, the report of the Review Commission shall be sent to the Executive Power so that the Executive Power may promulgate a legislative decree containing the General Account.

Article 82: The Comptroller General’s Office of the Republic is a public law decentralized entity with autonomy pursuant to its organic law. It is the senior organ of the National Control System. It supervises the legality of the execution of the State Budget, public debt operations and the acts of institutions subject to control.

The Comptroller General is appointed by Congress on the proposal of the Executive for seven years. He may be removed by Congress for serious offense.

CHAPTER V

CURRENCY AND BANKING

Article 83: The law determines the monetary system of the Republic. The issue of bills and coins is the exclusive power of the State. This is exercised through the Central Reserve Bank of Peru.

Article 84: The Central Bank is a public law artificial person. It is autonomous within the framework of its Organic Law.

The purpose of the Central Bank is to preserve monetary stability. Its functions are: to regulate the currency and credit in the financial system, manage the international reserves under its charge, and the other functions indicated by its organic law.

The Bank informs the country, with exactitude and periodically, regarding the state of the national finances under the responsibility of its Board.

The Bank is prohibited from granting financing to the Treasury, except for the purchase in the secondary market of securities issued by the Public Treasury, within the limits indicated by its Organic Law.

Article 85: The Bank may carry out operations and make credit agreements in order to cover temporary imbalances in the position of international reserves.

It requires authorization by law when the amount of such operations or agreements exceeds the limit indicated by the Public Sector Budget with the obligation to report to Congress.

Article 86: The Bank is governed by a Board of seven members. The Executive Power appoints four, among them the Chairman. Congress ratifies the Chairman and appoints the other three, with an absolute majority of the legal number of its members.

All Bank members are appointed for the constitutional period corresponding to the President of the Republic. They do not represent any particular entity or private interest. Congress may remove them for serious offenses. In the event of a removal, the new directors shall complete the corresponding constitutional period.

Article 87: The State encourages and guarantees saving. The law establishes the obligations and limits of companies receiving savings from the public, as well as the mode and scope of such guarantee.

The Superintendency of Banking and Insurance exercises control over banking and insurance companies, and others receiving deposits from the public and others which, carrying out similar or related operations, are determined by law.

The law establishes the organization and functional autonomy of the Superintendency of Banking and Insurance.

The Executive appoints the Superintendent of Banking and Insurance for the period corresponding to its constitutional period. This is ratified by Congress.

Law N° 31367

THE PRESIDENT OF THE REPUBLIC

THEREFORE:

THE CONGRESS OF THE REPUBLIC;

He has given the following Law:

LAW OF PUBLIC SECTOR INDEBTEDNESS FOR THE FISCAL YEAR 2022

CHAPTER I

GENERAL PROVISIONS

Article 1° Matter

1.1. The present Law has as matter the regulation of conditions for the indebtedness of the Public Sector for the Fiscal Year 2022, in accordance with article 9° of Legislative Decree N° 1437, Legislative Decree of the Public Indebtedness National System.

1.2. For purposes of this Law, whenever the Legislative Decree is mentioned, it refers to Legislative Decree N° 1437, Legislative Decree of the Public Indebtedness National System or any law that substitutes it.

Article 2° Commission

The annual commission, whose collection is authorized to the Ministry of Economy and Finance in article 37 of the Legislative Decree, is equivalent to 0.1% of the amount owed in relation to the correspondent operation.

Article 3° Maximum amounts authorized for agreements on operations of external or internal indebtedness

3.1 The National Government is authorized to agree operations of external indebtedness up to an amount equivalent to US$ 1 645 200 000,00 (one thousand six hundred forty-five million two hundred thousand and 00/100 American Dollars), which shall be used as follows:

1.	Economic and social sectors, up to US$ 1 200 000 000,00 (one thousand two hundred million and 00/100 American Dollars).

2.	Support to the balance of payments, up to US$ 445 200 000,00 (four hundred forty-five million two hundred thousand and 00/100 American Dollars).

3.2 The National Government is authorized to agree operations of internal indebtedness up to an amount that cannot exceed S/ 35 116 331 396,00 (thirty-five thousand one hundred sixteen million three hundred thirty-one thousand three hundred ninety-six and 00/100 Soles), which shall be destined as follows: |

1.	Economic and social sectors, up to S/ 15 000 000 000,00 (fifteen billion and 00/100 Soles).

2.	Support to the balance of payments, up to S/ 19 707 661 368,00 (nineteen billion seven hundred seven million six hundred sixty-one thousand three hundred sixty-eight and 00/100 Soles).

3.	ONP Bonds, up to S/ 58 670 028,00 (fifty-eight million six hundred seventy thousand twenty eight and 00/100 Soles).

3.3 The Ministry of Economy and Finance, through the General Direction of the Public Treasury, is authorized to make reassignments among the indebtedness amounts set forth in numeral 1 of paragraph 3.1 and numeral 1 of paragraph 3.2; as well as reassignments among the amounts set forth in numeral 2 of paragraph 3.1 and numeral 2 of paragraph 3.2, including the amount not placed of the issuance approved in paragraph 6.1 of article 6 of this Law, without exceeding the total maximum amounts set forth in this Law for the foreign indebtedness and internal indebtedness, as appropriate.

3.4 Before the reassignment, it must be reported to the Budget and General Account of the Republic Commission of the Congress, indicating the amounts and projects, for its knowledge.

Article 4°. Credit Rating

The credit rating referred to in article 57° of the Legislative Decree is required when the amount of the agreements, individually or in aggregate, of the respective Regional Government or Local Government, with or without guarantee from the National Government, during Fiscal Year 2020, exceeds the amount of S/ 15 000 000,00 (fifteen million and 00/100 Soles).

Article 5° Maximum amount of guarantees provided by the National Government in Private Investment Promotion Procedures through Public-Private Partnerships.

The National Government is authorized to grant or hire guarantees to back obligations derived from Private Investment Promotion Procedures through Public-Private Partnerships up to an amount that shall not exceed US$ 898 917 808,00 (eight hundred ninety-eight million nine hundred seventeen thousand eight hundred eight and 00/100 American Dollars), plus Value Added Tax (IGV), or its equivalent in national currency, in accordance with article 29° and paragraph 46.4 of article 46° of the Legislative Decree.

Article 6° Approval for issuance of bonds

6.1. It is approved that the National Government may, in one or a series of placements, launch an internal bond issuance up to the amount of S/ 30 563 827 515,00 (thirty thousand five hundred sixty three million eight hundred twenty seven thousand five hundred fifteen and 00/100 Soles), which shall be considered as part of the amount of the indebtedness obligations referred to in numerals 1 and 2 of paragraph 3.2 of article 3°.

6.2. When indebtedness amounts set forth in numerals 1 and 2 of paragraph 3.2 of article 3° are reassigned to operations of external indebtedness, it is approved that the external bond issuance, that the National Government may perform in one or a series of placements, can be launched up to the amount resulting from the reassignment of the indebtedness amounts set forth in article 3°.

6.3 In case the financial conditions are more favorable, in the terms established in paragraph 27.5 of article 27 of the Legislative Decree, it is hereby approved that the National Government can perform an external or internal issuance of bonds with the objective of pre-finance the requirements of the next fiscal year contemplated in the Multiannual Macroeconomic Framework or in the correspondent Macroeconomic Projections Report.

6.4 The aforementioned internal bond issuances are subject to the provisions of the Market Makers Program Regulations and the Sovereign Bonds Regulations, in force.

6.5 Within thirty (30) days following the conclusion of the operations performed under this article, the Ministry of Economy and Finance shall inform the Budget and General Account of the Republic Commission of the Congress and the General Comptroller of the Republic about such operations.

Article 7° Approval of operations of debt administration and bond issuance

7.1. The National Government approves, in one or more tranches, operations of debt administration, up to the equivalent amount in national currency or any other currency of US$ 6 000 000 000,00 (six billion and 00/100 American Dollars), under the modality of prepayment, debt exchange, repurchase, among others, contemplated in paragraph 15.2 of article 15° of the Legislative Decree.

7.2. The National Government approves the internal or external issuance of bonds, in one or more placements, up to the amount needed to implement the debt administration operations referred to in the previous paragraph.

7.3 The aforementioned internal bond issuance is subject to the provisions of the Market Makers Program Regulations and the Sovereign Bonds Regulations, in force.

7.4 Within thirty (30) days following the conclusion of the operations performed under this article, the Ministry of Economy and Finance shall inform the Budget and General Account of the Republic Commission of the Congress and the General Comptroller of the Republic about such operations.

Article 8° Implementation of indebtedness and debt administration operations

8.1 For the implementation of debt administration operations referred to in the precedent article, as well as the implementation of external bond issuances referred to in articles 6 and 7, and the implementation of internal bond issuances, in case a placement mechanism that substitutes the Market Makers Program is used, a ministerial resolution of the Ministry of Economy and Finance will determine the amounts to be issued, the general conditions of the bonds, the appointment of the investment bank or banks that shall provide their arrangement and placement services, and the entities that will provide complementary services, among other matters.

8.2 Within thirty (30) days following the conclusion of the operations performed under articles 6 and 7, the Ministry of Economy and Finance shall inform the Budget and General Account of the Republic Commission of the Congress and the General Comptroller of the Republic about such operations.

CHAPTER II

SPECIFIC PROVISIONS

Article 9° Contributions in favor of the International Fund for Agricultural Development (IFAD)

Approve the proposal for the Twelfth Replenishment of Resources to the International Fund for Agricultural Development (IFAD), through which the Republic of Peru contributes the amount of US $ 375,000.00 (THREE HUNDRED SEVENTY AND FIVE THOUSAND AND 00/100 AMERICAN DOLLARS), to be paid in one (01) single installment.

Article 10° Selective Capital Increase of the International Finance Corporation (IFC)

Within the framework of the Selective Capital Increase of the International Finance Corporation (IFC) of 2018, approved by numeral 12.1 of article 12 of Law 31086, Public Sector Debt Law for Fiscal Year 2021, corresponds to the Republic of Peru to subscribe and pay, in accordance with IFC Resolution No. 271 entitled “Selective increase capital of 2018 ”, 7,592 shares worth US $ 7,592,000.00 (SEVEN MILLION FIVE HUNDRED NINETY TWO THOUSAND 00/100 AMERICAN DOLLARS). This amount is paid in two (02) annual instalments.

Article 11° Provision for the implementation of Equity Funds (Exchange-Traded Fund - ETFs)

11.1 Authorize the Ministry of Economy and Finance, through the General Directorate of the Public Treasury, to carry out the necessary actions to implement the constitution of stock market funds, charged to the resources of the Sovereign Debt Fund established within the framework of the Seventh Complementary Provision End of Law 30116, Public Sector Debt Law for Fiscal Year 2014 and / or with other resources provided by third parties

11.2 Authorize the Ministry of Economy and Finance to contract subject to the contracting procedure established by Supreme Decree 167-2021-EF, Approve Procedures for Contracting Services of Legal, Financial and Other Specialized Services, within the framework of Legislative Decree 1437, Legislative Decree of the National Public Debt System, where applicable, the services required to make the implementation of the stock exchange funds feasible. Said hiring It is carried out by ministerial resolution of the Ministry of Economy and Finance, at the proposal of the Directorate General of the Public Treasury

11.3 The existing balance of the resources of the Sovereign Debt Fund, once the stock exchange funds have been constituted, is used to contribute to a greater dynamism of the public debt market, in line with the Comprehensive Asset and Liability Management Strategy

Article 12. Use of the profitability generated by the resources referred to in laws 30896 and 30897

Provide that with a charge to the profitability generated by the resources referred to in article 4 of the Law 30896, Law that Promotes Investment and Development of the Amazon Region and article 3 of Law 30897, Law of Promotion of Investment and Development of the Department of Loreto, the payment of expenses generated by the constitution of trusts constituted under the aforementioned laws, as well as the remuneration, administration or others of the trustee

Article 13° Authorization of contingent financing

13.1 The Ministry of Economy and Finance is authorized to, under the Framework Agreement of the Pacific Alliance, hire jointly with the other member countries, a disasters risk transfer scheme or other contingent financing, under the modality of bonds or others offered in the international market, either directly or through a credit multilateral organism, subject to Subchapter IV of Chapter III of Title III of the Legislative Decree, in what results applicable.

13.2 Furthermore, the Ministry of Economy and Finance is authorized to, through the General Direction of the Public Treasury, execute the documents needed to participate in the design and preparation of the aforementioned scheme of disasters risk transfer or other contingent financing, in which the Peruvian Government’s may compromise to share the expenses for such design and preparation. Those documents are approved by ministerial resolution of the Ministry of Economy and Finance.

13.3 The scheme of disasters risk transfer or other contingent financing, as well as any other pertinent documents for its implementation, are approved by supreme decree with endorsement of the Minister of Economy and Finance, and informed to the Budget and General Account of the Republic Commission of the Congress and the General Comptroller of the Republic within thirty (30) days following the conclusion of the scheme’s implementation.

14.4 Furthermore, the Ministry of Economy and Finance is authorized, through the General Direction of the Public Treasury, to implement outside the Framework Agreement of the Pacific Alliance, the scheme of disasters risk transfer or other contingent financing under the modality of bonds or others offered in the international market, with a credit multilateral organism, referred to on paragraph 14.1, being applicable the arranged on paragraphs 14.2 and 14.3

Article 14° Persons that breach their obligations

14.1 The companies and their shareholders that were guaranteed by the Government to obtain financing from abroad and have breached their payment obligations therein, cannot be bidders, contractors or participate in investment promotion actions organized by the Government, until they pay their debt.

14.2 This article extend to those companies with a new denomination and shareholders that assumed the assets of the debtor company.

Article 15. Debt transfer

15.1. Arrange for the transfer to the Ministry of Economy and Finance of the tax debt that the Ministry of Defense maintains with the National Superintendency of Customs and Tax Administration - SUNAT, for the fiscal years corresponding to the years 2012 - 2020. The Ministry of Defense and SUNAT sign the respective conciliation act establishing the amount of the debt that will be the subject of transfer.

15.2. The Ministry of Economy and Finance, through the General Directorate of the Public Treasury, consolidates the debt transferred, in accordance with the provisions of paragraph 4) of article 27 of the Tax Code

Article 16. Compensation of credits and obligations of the company ENACE in Liquidation

16.1. Transfer in favor of the Ministry of Economy and Finance, the total rights and shares of the accounts payable that different State entities maintain in front of the National Building Company in Settlement - ENACE, derived from the legal proceedings for the payment of aliquots referred to Article 13 of Decree Law 20530, Pension and Compensation Scheme for Civil Services rendered to the State not included in Decree Law 19990.

16.2. In consideration for the total amount of the transfer referred to in numeral 16.1, the Ministry of Economy and Finance assumes the tax obligations that ENACE maintains with SUNAT, accrued of the implementation of the Sixth Final Complementary Provision of Law 30695, Indebtedness Law of the Public Sector for Fiscal Year 2018.

16.3. ENACE signs with the debtor State entities referred to in numeral 16.1, the respective Conciliation Acts in which the amounts owed will be determined. Subsequently, ENACE subscribes with the Ministry of Economy and Finance the corresponding Agreement for the Assignment of Rights and Shares of Accounts Receivable and Tax Debt Assumption, in which it is established, among other aspects, that Any difference between the amount of the assignment of rights and the assumed tax debt is considered extinguished.

16.4. With the subscription of the documents referred to in the preceding paragraph, proceed as follows:

a) The State entities referred to in numeral 16.1, consider the obligations under their responsibility matter of transfer to the Ministry of Economy and Finance, and carry out the respective accounting adjustments.

b) The Ministry of Economy and Finance through the General Directorate of the Public Treasury carries out the consolidation of the obligations referred to in numerals 16.1 and 16.2 and applies, to the tax debt assumed, the provisions of numeral 4) of article 27 of the Tax Code, making the adjustments respective accounting.

16.5. Complementary regulations will be issued by ministerial resolution of the Ministry of Economy and Finance that are necessary, for the best application of this article

Article 17° Term for the approval of indebtedness operations currently under review

The indebtedness operations comprehended within the reach of numerals 1 and 2 of paragraph 3.1 and numerals 1, 2 and 3 of paragraph 3.2 of article 3 of Urgency Decree 016-2019- Urgency Decree for the Public Sector’s Indebtedness for the Fiscal Year 2020, that as of December 31 2020 are still under review, can be approved in the first quarter of the Fiscal Year 2021, under such Urgency Decree.

Article 18. Free transfer in favor of the Metropolitan Municipality of Lima of properties of property of the Banco de la Nacion

Arrange the transfer free of charge, in favor of the Metropolitan Municipality of Lima, of the following properties owned by Banco de la Nación located in Cercado de Lima:

a) Property located on the corner formed by Jirón (Avenue) Nicolás de Piérola and Jirón (Avenue) Lampa, registered in the electronic entry No. 49067769 of the Registry of Properties of the Registration Zone No. IX Lima Headquarters of the National Superintendency of Public Registries.

b) Property located in front of the University Park, on Avenida Nicolás de Piérola, registered in the game Electronic No. 07013992 of the Land Registry of the Registration Zone No. IX Lima Office of the Superintendency National Public Registries.

The Metropolitan Municipality of Lima is in charge of carrying out and solving the registry reorganization that they require the properties subject to transfer, as well as to maintain perpetually in them, access parks free to the public.

Any construction or edification of parking lots or commercial premises in the subsoil, part of the subsoil, or in the air, even if they are operated by third parties, generates the obligation of the Metropolitan Municipality of Lima to periodically deliver to the Banco de la Nación, without further processing, 50% of the monthly net income that it perceived by its exploitation.

The Banco de la Nación and the Metropolitan Municipality of Lima sign the public or private documents that are required to implement what is stated in this article.

Article 19.- Declaration of viability by the respective Formulating Unit

Provide, exceptionally, that in the event that an investment project or program has the declaration of viability by the respective Formulating Unit and, after the aforementioned declaration, determine that its financing is with resources from an external indebtedness operation to be agreed within the framework of Law 31086, the General Directorate of Multiannual Programming and Investment Management (DGPMI) to issue the favorable opinion referred to in paragraph 3 of Article 27 of Legislative Decree 1437, Legislative Decree of the National Public Debt System, in a manner after the aforementioned declaration.

The provisions of this provision come into effect as of the day following the publication of this law.

FINAL COMPLEMENTARY PROVISIONS

First. Entry into force

The actual law will be in force on January 1, 2022

Second. Placement of bond issue within the framework of Liquidity Management

Authorize the Ministry of Economy and Finance, through the General Directorate of the Public Treasury, to place During Fiscal Year 2022, the outstanding balance of the sovereign bond issues approved by the Article 6 and the Third Final Complementary Provision of Law 31086, Public Sector Debt Law for Fiscal Year 2021, as well as the issuance of bonds referred to in article 5 of Emergency Decree 037-2021, Decree of Urgency that establishes supplementary extraordinary measures in economic and financial matters aimed at strengthening the assets of specialized microfinance institutions, and Supreme Decree 179-2021-EF, They approve the debt operation through the internal issuance of bonds, provided for in the Emergency Decree 051-2020; In order to guarantee the restitution of the resources used in the framework of liquidity management, to the holder who corresponds.

Third. Financing of Reconstruction Interventions through Investments (IRI) and Investments of Optimization, Marginal Expansion, Replenishment and Rehabilitation (IOARR)

Authorize, by exception, during Fiscal Year 2022, to the Specifications of the National Government, regional governments and local governments, to be financed with resources from the source of financing Resources for Operations Credit Officers, the following:

1. Those Investment Reconstruction Interventions (IRI) that are within the framework of the Plan Comprehensive Reconstruction with Changes (PIRCC), approved by Supreme Decree 091-2017-PCM.

2. The Investments for Optimization, Marginal Expansion, Replacement and Rehabilitation (IOARR) to which refers to the Single Ordained Text of Legislative Decree 1252, Legislative Decree that creates the National System of Multi-year Programming and Investment Management, approved by Supreme Decree 242-2018-EF, which is found within the framework of the Comprehensive Plan for Reconstruction with Changes (PIRCC), as well as those that are prioritized by the Multisectoral Commission whose composition and functions have been approved through Supreme Decree 132-2017-EF.

3. The Investments for Optimization, Marginal Expansion, Replacement and Rehabilitation (IOARR) referred to the Single Ordained Text of Legislative Decree 1252, to be executed within the framework of prevention actions and containment of COVID-19, in the latter case, charged to the resources from the issuance of bonds of the Treasury.

Fourth. Investment Fund financing

Authorize the Ministry of Economy and Finance, through the General Directorate of the Public Treasury, to place During Fiscal Year 2022, the outstanding balance of the sovereign bond issues approved through Article 6 of Law 31086, to finance the investment projects of the Investment Fund created by the Law of Public Sector Budget for Fiscal Year 2022.

Fifth Incorporation of Balance Sheet Balances from the funding source Resources Directly Collected during Fiscal Year 2022

1. Exceptionally, for Fiscal Year 2022, the Balance Sheet Balances of the funding source Resources Directly Collected as of December 31, 2021 from the entities of the Executive Power, which have not been incorporated in the respective institutional budget until March 31, 2022, constitute resources of the Public treasure. After this last date, no incorporations can be made against the aforementioned balance sheet balances.

2. The entities that provide health services are exempt from what is established in this subsection; and ii) the amounts that are committed by express legal mandate with the rank of Law or in a decree Supreme Court endorsed by the Minister of Economy and Finance, effective as of December 31, 2021, in which case The entities send to the General Directorate of the Public Treasury, until the last business day of February 2022, the Information duly supported for evaluation, in which it is demonstrated that the destination of the resources it is expressly established in a legal norm of the aforementioned range.

3. By supreme decree, endorsed by the Minister of Economy and Finance, at the proposal of the Directorate General of the Public Treasury, the entities and amounts to be transferred in favor of the Public Treasury are determined, the terms, procedures for deposit and returns, as well as the other provisions that are estimated relevant for the best application of this subsection.

COMPLEMENTARY AMENDING PROVISION

First. Modification of numerals 27.3 and 27.4 of article 27 of Legislative Decree 1437, Decree Legislative of the National Public Debt System

Modify numerals 27.3 and 27.4 of article 27 of Legislative Decree 1437, Legislative Decree of the System National Public Debt, which are drawn up according to the following:

“Article 27.- Agreement of Debt Operations

[…]

27.3 In the case of Indebtedness Operations whose destination is: i) the fulfillment of defense functions national and internal order that do not constitute investment projects, and ii) the provision of services by the Companies Financial Publics referred to in article 64; the public entity must present, in addition to the provisions of the numerals 1 and 4 of the previous paragraph, a study that quantifies the social benefits derived from the use of the resources of the debt operation, which must exceed the cost associated with said operation.

27.4 To manage the granting of the Guarantee of the National Government, in addition to what is indicated in paragraph above, the following conditions must be met:

[…]

To manage the granting of the guarantee of the National Government for social security purposes, you must have the requirement of the holder of the National Pension Office (ONP).

The only requirement to approve debt operations whose destination is Balance of Payments Support is have the corresponding draft contract.

In the case of debt operations under the borrowing modality, it is not required to have the respective draft contract.

Second. Incorporation of the Fourth Final Complementary Provision to Legislative Decree 1437, Decree Legislative of the National Public Debt System

Incorporate in Legislative Decree 1437, Legislative Decree of the National Public Debt System, the Fourth Final Complementary Provision, according to the following text:

“FOURTH.- As of May 30 of each fiscal year, the Minister of Economy and Finance informs and presents before the Plenary of the Congress of the Republic on the situation of the public debt and the indebtedness policy, which includes: the level, the type of operations, the serviced debt, the balance owed, the projected amount of the debt service payment and its modifications for debt management and debt operations and macroeconomic indicators of debt with respect to gross domestic product and exports and the corresponding recommendations.”

Third. Modification of the second, third and fourth paragraph of numeral 16.2 of article 16 of the Decree Legislative 1441, Legislative Decree of the National Treasury System

Modify the second, third and fourth paragraph of numeral 16.2 of article 16 of Legislative Decree 1441, Decree Legislative of the National Treasury System, which is drawn up in accordance with the following:

“Article 16.- Liquidity Management

[…]

16.2 […]

Additionally, within the framework of the Comprehensive Asset and Liability Management Strategy, the General Directorate of the The Public Treasury is authorized to use the funds that make up the Unique Treasury Account - CUT, even in assumptions other than temporary mismatch, to cover planned expenses with the funding source Resources by Official Credit Operations from the internal and / or external issuance of bonds, minimizing costs financial debt of the National Government.

The amounts that are applied through this liquidity management mechanism are returned to the owner, for which which the General Directorate of the Public Treasury is empowered to carry out the internal and / or external placement of bonds, with charge to the pending placement balances of the internal and / or external bond issues approved in the Laws of Public Sector Indebtedness for fiscal years and in the corresponding legal provisions.

The Ministry of Economy and Finance, through the General Directorate of the Public Treasury, establishes the guidelines, policies and mechanisms that are necessary for the better application and control of the aforementioned mechanism of liquidity management. The General Directorate of Public Accounting establishes the accounting treatment guidelines that correspond.”

Quarter. Incorporation of a Fifth, Sixth and Seventh Final Complementary Provisions to the Decree Legislative 1441, Legislative Decree of the National Treasury System

Incorporate into Legislative Decree 1441, Legislative Decree of the National Treasury System, Fifth, Sixth and Seventh Final Complementary Provisions, according to the following texts:

“Fifth. For purposes of calculating the own resources of the National Superintendency of Customs and Tax Administration (SUNAT) referred to in literals a) and b) of article 13 of Law 29816, Law of Strengthening of SUNAT, the total amount of returns that would have been attended by said Superintendency.

The Ministry of Economy and Finance, through the General Directorate of the Public Treasury, establishes the procedures that are necessary for the application of the provisions of this provision.”

“Sixth. As of Fiscal Year 2022, for the purposes of transferring the resources referred to in the literal e) of article 7 of Law 28749, General Law of Rural Electrification, the General Directorate of the Public Treasury of the Ministry of Economy and Finance applies the 4/30 (four thirties) to the amount that, according to the numeral 17.4 of article 17 of the Regulations of the aforementioned Law, approved by Supreme Decree 018-2020-EM, is informed by the National Superintendency of Customs and Tax Administration (SUNAT). Saying amount does not consider what corresponds to companies that are engaged in other productive activities and / or extractive plants and that generate electricity for their own use, which during the taxable year of the previous year have carried out electricity generation activities.”

“Seventh. It is determined as own resources of the Tax Court referred to in article 1 of the Emergency Decree 112-2000, They assign resources to the Tax Court from amounts received by SUNAT and CUSTOMS and empower the MEF approve its new organic structure; the following:

1. 2.3% of the total amount received by the National Superintendency of Customs and Tax Administration (SUNAT), from the percentage of all taxes that it collects or administers, except tariffs, in application of subsection 2 of this Provision.

2. 1.2% of the total amount received by SUNAT, from the percentage of all taxes and fees corresponding to the imports that it collects or administers, the collection of which is income from the Public Treasury, in application of subsection 1 of this Provision. The deposit is made effective at the same time in that SUNAT collects its own resources, by means of the transfer to the corresponding account.

The Ministry of Economy and Finance deposits, within fifteen (15) days after the expiration date of each fiscal year, the difference between the annual income and the expenses accrued from the own resources of the Tax Court in the account principal of the Public Treasury, under responsibility.”

Fifth. Modification of the First Final Complementary Provision in Legislative Decree 1441, Decree Legislative of the National Treasury System

Modify the First Final Complementary Provision of Legislative Decree 1441, Legislative Decree of the National Treasury System, which is drawn up in accordance with the following:

“First.- Validity and progressivity

1. The provisions of subsection 1 of numeral 15.3 of this Legislative Decree are applicable as of the Fiscal Year 2023, and includes the balance sheet from the previous fiscal year.

2. The provisions of subsection 2 of paragraph 4.2 of article 4, paragraphs 5, 6, 7, 8, 9, 11, 14 and 17 of paragraph 5.2 of the Article 5, paragraphs 5 and 7 of paragraph 6.2 of Article 6, Articles 10, 11 and 14, paragraph 16.5 of Article 16, paragraph 17.5 of article 17, articles 18 and 19, 21 and 22 and the use of the Affidavit established in the Paragraph 4 of Article 20 is progressively implemented as established by ministerial resolution of the Ministry of Economy and Finance.

3. The other provisions established in the Legislative Decree are in force from the day after its publication.”

COMPLEMENTARY REPEALING PROVISION

Unique. Repeal

Repeal subsection 2 of numeral 15.3 of article 15 of Legislative Decree 1441, Legislative Decree of the System National Treasury.

Contact the President of the Republic for enactment

In Lima, on November 26 2021.

MARÍA DEL CARMEN ALVA PRIETO

President of the Congress of the Republic

LADY MERCEDES CAMONES SORIANO

First Vice President of the Congress of the Republic

TO THE PRESIDENT OF THE REPUBLIC

THEREFORE:

Command is published and fulfilled.

Given at the Government House, in Lima, on the twenty-ninth day of the month of November of the year two thousand twenty-one.

JOSÉ PEDRO CASTILLO TERRONES

President of the Republic

MIRTHA ESTHER VÁSQUEZ CHUQUILÍN

President of the Council of Ministers